Exhibit 99.3

Leading Analyst Firm Recognizes NICE as a Leader
in Customer Journey Analytics

NICE receives highest possible scores in the technology, planned enhancements and partner ecosystem criteria

Hoboken, N.J., November 14, 2018 – NICE (Nasdaq: NICE) today announced that Forrester Research has recognized NICE as a Leader in two reports on Customer Journey Analytics Visioning and Orchestration. Entitled "The Forrester Wave™:   Journey Orchestration Platforms, Q4, 2018", and "The Forrester Wave™:  Journey Visioning Platforms, Q4 2018", the reports position NICE amongst the most significant vendors in the market. To download a complimentary full version of the latter report, please click here.

NICE Nexidia’s Customer Engagement Analytics (CEA) received the highest scores possible in the technology, planned enhancements, partner ecosystem and number of employees criteria analyzed by the research and advisory firm. NICE also had amongst the top scores in the journey design and planning criteria.

The Forrester reports stated "NICE lets firms start with a single channel like IVR and grow from there. The platform lets users drill into journeys (micro and macro) and slice and dice data to visualize moments of truth, pain points, and KPI changes. Its new Journey Excellence Score (JES) is a single metric that considers all journeys in the customer lifecycle, combining interaction data with sentiment data to measure effectiveness and help prioritize improvement efforts. The platform continues to grow through acquisitions (e.g., Nexidia and Mattersight) to strengthen its ability to connect journeys to agent performance (using behavioral, speech, and text analytics) and employee metrics. The vendor has separate offerings for interactive voice response (IVR) optimization, digital containment, customer journey optimization, and real-time personalization. It lets firms jump-start journey analytics in a single channel to test the value before committing to more. The platform's features cater to business stakeholders and, as such, can support enterprise-wide journey analytics programs."

"It is our belief that being named a Leader in these Wave evaluations solidifies our customers' affirmations of NICE solutions driving powerful, impactful insights based on the ability to flexibly and easily analyze all customer journeys and accordingly prioritize corrective measures," said Miki Migdal, President, NICE Enterprise Group. "Today’s world is one where experiences drive customer perceptions, behavior and decisions, ensuring that unparalleled service quality isn’t a 'nice to have' but rather a 'must have'. We believe that learning from customer journeys, prioritizing improvement efforts and initiating remedial changes are game changers in ensuring the uncompromising customer experiences that only front runners can deliver."

In the latest version of Customer Journey Optimization solutions, NICE launched Journey Excellence Score (JES), an innovative metric that accurately measures the quality of customer experience across multiple channels and in even the most complex interactions over time. With JES, organizations can not only pinpoint gaps and bottlenecks in customers’ journeys but also shape future journeys via the insights captured and by predicting potential outcomes. Click here to read more.

The Forrester Wave reports evaluate two overlapping but different categories within Journey Analytics, namely Journey Visioning and Journey Orchestration, and analyzes players against a maximum of 28 different criteria to help customer experience (CX) professionals make the right choice. In this year's reports, Forrester stated "Journey Analytics is driven by customer obsession. Companies transforming to become customer-obsessed are using journey analytics to help them become customer-led, insights-driven, fast, and connected". Forrester also defined journey analytics in the reports as "An analytics practice that combines quantitative and qualitative data to analyze customer behaviors and motivations across touchpoints and over time to optimize customer interactions and predict future behavior."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.